UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On January 9, 2023, Medigus Ltd. reported that its 46.21% owned subsidiary, Eventer Ltd., signed a definitive agreement (“Agreement”) for a planned securities exchange with AI Conversation Systems Ltd. (TASE: AICS) (“AI Conversation Systems”), an Israeli company traded on the Tel-Aviv Stock Exchange. AI Conversation Systems announced on February 8, 2023, that due to ongoing delays in the fulfillment of certain closing conditions that it would not be consummating the Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: February 10, 2023	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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